Exhibit 2

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                                 PROMISSORY NOTE

$100,000.00                                                      Tempe, Arizona
May 19, 2003

          For value received, the undersigned, Circuit Research Labs, Inc., an Arizona corporation ("CRL"), promises to pay to Phillip T. Zeni Sr. ("Payee"), or order, the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00), together with interest on the unpaid principal amount outstanding from time to time at the rate of interest equal to sixteen percent (16.0%) per annum.

          The unpaid principal amount shall be due and payable in full on August 19, 2003 ("Maturity Date"), together with all accrued but unpaid interest on the unpaid principal amount outstanding from time to time.

          CRL reserves the right, at any time and from time to time, to prepay all or any part of the unpaid principal balance without premium or penalty. Any and all prepayments shall be applied first to accrued but unpaid interest and then to the outstanding principal due under this note.

          All amounts payable hereunder shall be paid in lawful money of the United States at such place as the holder hereof may designate in writing.

          CRL agrees that the interest rate contracted for includes any charges, fees, costs and expenses incident to this transaction paid by the CRL to the extent the same are deemed interest under applicable law; provided, however, to the extent interest payments hereunder are subject to limitation by applicable usury law, the portion of the interest that is subject to and exceeds the applicable usury law limitations shall be eliminated.

          In the event any holder hereof utilizes the services of an attorney in attempting to collect or collecting any amounts due hereunder or to enforce the terms hereof, or if any holder hereof becomes party plaintiff or defendant in any legal proceeding for the recovery or protection of the indebtedness evidenced hereby, the CRL, and any endorsers and guarantors hereof, shall repay to such holder, on demand, all costs and expenses so incurred, including reasonable attorneys' fees and costs, whether or not suit is brought, and including those costs, expenses and attorneys' fees incurred after the filing by or against the CRL of any proceeding under any chapter of the Bankruptcy Code, Title 11 of the United States Code, or similar federal or state statute, and whether incurred in connection with the involvement of any holder hereof as creditor in such proceedings or otherwise.


Orban
1525 Alvarado St.  San Leandro CA USA 94577  Tel 1(510) 3510500
Fax 1(510) 351-0500 www.orban.com

Circuit Research Labs, Inc.
1330 West Auto Dr.  Tempe AZ USA 85284  Tel 1(602) 438-0888
Fax 1(480) 785-1031 www.crlsvstems.com

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Promissory Note
$100,000.00
May 19, 2002
Page 2

          The CRL and all sureties, endorsers and guarantors of this note waive
(i) demand, presentment for payment, notice of nonpayment, protest, notice of protest and all other notice, (ii) filing of suit, and (iii) diligence in collecting this note.

          This note is unsecured. This note shall be governed and construed in accordance with the laws of the state of Arizona. The rights and remedies of the holder of this note under this note are cumulative and may be pursued singly, successively or together against the CRL, and shall not limit any other rights or remedies available to the holder of this note at law or in equity.

                                    Circuit Research Labs, Inc.
                                    Borrower


                                    By: /s/ C. Jayson Brentlinger
                                        -------------------------
                                        C. Jayson Brentlinger
                                        President, CEO, Chairman
                                        Circuit Research Labs, Inc.
                                        Orban / CRL Systems, Inc.
                                        CRL International, Inc.


Lender:

/s/ Phillip T. Zeni, Sr.
--------------------------

      May 19, 2003
Date  --------------------




Orban
1525 Alvarado St.  San Leandro CA USA 94577  Tel 1(510) 3510500
Fax 1(510) 351-0500 www.orban.com

Circuit Research Labs, Inc.
1330 West Auto Dr.  Tempe AZ USA 85284  Tel 1(602) 438-0888
Fax 1(480) 785-1031 www.crlsvstems.com

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May 19, 2003

To: Holder of Promissory Note attached:

You have loaned funds to Circuit Research Labs, Inc. ("CRL") an Arizona Corporation. CRL has agreed to repay the funds in accordance with the Promissory Note of even date (the "Note"), a copy of which is attached to this letter.

In consideration for the Note, CRL agrees to award two(2) shares of CRLI common stock per dollar loaned to CRL. These shares are restricted shares and are subject to 144 rules.

CRL is preparing an offer (the "Offer") to sell shares of its common stock to accredited investors pursuant to a Private Placement Memorandum ("PPM"). The common stock sold pursuant to the Offer will not be registered under federal or state securities laws and will be restricted as to resale by those securities laws.

CRL agrees that, at your election, on the date the Offer is commenced, or up to one year after the maturity date of the Note, whichever occurs last, you may purchase at least 200,000 authorized but previously unissued shares of common stock of CRL at a purchase price of 45 cents per share, payable by cash or by crediting the purchase price of such shares against the amounts due under the Note. (The shares will be restricted under the securities laws in the same manner as shares issued pursuant to the Offer). If the PPM has been completed at the time you wish to consider the purchase of the shares, you will be furnished a copy of the PPM before you decide whether you wish to purchase the shares. If the PPM has not been completed at that time, you will be furnished complete information about CRL, its financial condition, its business and its prospects. In either event, you will be given the opportunity to request information and to consult with the officers of CRL before you decide whether to purchase the shares.

The agreements set forth in this letter are irrevocable and are in consideration of your loan to CRL represented by the Note. The Note is an absolute obligation of CRL and is repayable in any event unless you elect to use its proceeds for the purchase of stock of CRL.


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I have enclosed the following documents to accompany this letter. They are the most recent Statement of Operations for the 12 Months Ended December 31, 2002, a copy of the latest draft of the proposed Private Placement Memorandum.


                                CIRCUIT RESEARCH LABS, INC.

                                By  /s/ C. Jayson Brentlinger
                                    Circuit Research Labs, Inc.


IMPORTANT & CONFIDENTIAL This message is from Circuit Research Labs, Inc. and is for the intended recipient only. It is privileged and confidential information.

If you are not the intended recipient, any copying, use or distribution is prohibited. If you received this message by mistake, please call me collect at 602.438.0888 and destroy the original message. Thank you.



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